FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2002

Biacore International AB (publ)

C/o Biacore International SA
Puits-Godet 12
CH-2000 Neuchâtel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BIACORE

Press Release

Code: 02/BCC/08

For Immediate Release

For further information, please contact:

Julian Abery, Biacore AB
Vice President, Head of
Pharmaceutical & Biotechnology Unit
+44 (0)1386 853 949
+44 (0) 78 089 007 32 (mobile)
julian.abery@biacore.com

Scientific/Trade Press Enquiries:
Michelle Lerner, HCC De Facto Group
+44 (0) 207 496 3354
m.lerner@hccdefacto.com

BIACORE AND BD BIOSCIENCES PHARMINGEN COLLABORATE TO INCREASE BIOLOGICAL EVALUATIONS IN DRUG DISCOVERY

Uppsala, Sweden, July 3, 2002 Biacore International AB (Biacore) (SSE: BCOR; NASDAQ: BCOR) today announced it has entered into a research collaboration with BD Biosciences Pharmingen for the development of applications for its microarray chip technology. Biacore is developing an array based on its proprietary Surface Plasmon Resonance (SPR) technology that is expected to significantly increase the number of detailed biological evaluations in drug discovery.

Biacore views this latest agreement as complementary to its earlier collaboration with Millennium Pharmaceuticals Inc., bringing additional biological expertise into the SPR array development program. The collaboration with BD Biosciences Pharmingen provides access to antibodies and reagents to support Biacore's technology platform specifically for the protein array market. BD Biosciences Pharmingen is a leader in the manufacture of monoclonal antibodies, protein expression systems, and recombinant proteins using advanced bioprocessing techniques. It is part of BD Biosciences, one of the world's largest businesses supporting the life sciences. BD Biosiences provides high-quality products and services to accelerate discovery and diagnosis in the life sciences and is a business segment of BD (Becton, Dickinson and Company, NYSE: BDX).

Under the agreement, Biacore will be responsible for supplying instrumentation and expertise in the area of SPR detection and array technology. BD Biosciences Pharmingen will characterize and validate antibodies for SPR analysis and provide access to reagents for evaluation on the SPR array platform. BD Biosciences Pharmingen and Biacore will also collaborate on identifying new applications for the Biacore array platform.

Biacore's SPR array platform is being designed to meet the needs of customers working on a range of key drug discovery applications, including protein-protein interactions. Biacore has pioneered the SPR non-label approach for protein detection since the 1980's, and the technology has now become the gold standard for the industry with greater than 2,500 peer-reviewed scientific articles. The SPR array platform will build on this leadership position, offering higher throughput and the ability to study panels of proteins simultaneously. Coupled with the advantages of high quality kinetic information and real time analysis, Biacore is well placed to continue its growth in functional proteomics and extend into the emerging protein array market. The BD Biosciences Pharmingen agreement will play an influential part in the development of the platform into these market segments.

"Biacore is committed to investing in cutting edge technologies that will define drug discovery and development in the post-genomic age, and the Company is focused on building collaborations that enhance our offering by accessing biological expertise," said Julian Abery, VP and Head of the Biotechnology & Pharmaceutical Business Unit at Biacore. "BD Biosciences Pharmingen has a world leading position in the antibody reagent market, and we look forward to building a strong relationship with them in our ongoing array development program."

"We are pleased to work with Biacore as the pioneers in non-label bioanalytical technologies," said Lalit Dhir, VP of Business Development at BD Biosciences Pharmingen. "We expect a productive relationship that opens up the possibility of novel applications for our wide collection of antibodies to provide innovative tools to researchers all over the world in the field of proteomics ".

-ENDS-

Cautionary Statement

This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, which, by their nature, involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

About Biacore

Biacore is a global market leader in Surface Plasmon Resonance (SPR) technology based systems with its own sales operations in the U.S., across Europe, Japan, Australia and New Zealand. A strong patent portfolio protects Biacore's SPR technology, which gives unique real-time insights into biomolecular interactions. Target groups for the Company's products consist primarily of medical and life science research laboratories and pharmaceutical and biotechnology companies around the world. Biacore is focusing on drug discovery and development as its prime areas for future growth. The Company currently has seven systems on the market, the most important of which are: Biacore®S51 for applications downstream of high-throughput screening (HTS) including rapid characterization of HTS hits, and the comprehensive pre-clinical evaluation of lead compounds, and Biacore®3000, which offers flexibility in key life science research and drug discovery applications upstream of HTS. The recently introduced Biacore®C is specifically designed for compliant concentration analysis of biopharmaceuticals in GLP/GMP applications. A new SPR array chip system, which will provide higher information content is expected to reach the market in 2004.

Based in Uppsala, Sweden, the Company is listed on Stockholmsbörsen and Nasdaq in the U.S. In 2001 the Company had sales of SEK 544 million and an operating income of SEK 64 million.

Further information on Biacore can be found on the web: www.biacore.com

Address and phone: *Biacore International AB*
Rapsgatan 7, SE-754 50 Uppsala, SWEDEN
Phone: +46 (0)18-67 57 00 Fax: +46 (0)18-15 01 10
e-mail: info@biacore.com

BIACORE

Press Release

Code: 02/BCC/09
For Immediate Release

For further information, please contact:
Julian Abery, Biacore AB
Vice President, Head of
Pharmaceutical & Biotech Business Unit
+44 (0)1386 853949
+44 (0) 7808 900732 (mobile)
julian.abery@biacore.com

Ulf Jönsson, President & CEO
Biacore International AB,
Tel: +41 (0)79 668 8336

Scientific/Trade Press Enquiries:
Michelle Lerner, HCC De Facto Group
+44 (0) 207 496 3354
m.lerner@hccdefacto.com

Japanese Pharmaceutical Consortium Chooses Biacore to Expedite Proteomics Research

Uppsala, Sweden, July 8, 2002 Biacore AB today announced that the Reverse Proteomics Research Institute, Co., Ltd (REPRORI), a consortium of 11 major Japanese companies involved with pharmaceutical development, has invested in Biacore's latest technology, Biacore®S51. The exquisite sensitivity and higher throughput capability of Biacore®S51 will allow REPRORI to gain more detailed and fundamental understanding of how existing small molecule drug compounds interact with human proteins. This new technology platform will complement Biacore®3000 technology already being used by REPRORI in its existing proteomics program to consolidate and advance its approach to speeding up the discovery of novel targets for drug discovery.

REPRORI was founded in May 2001 to develop greater understanding of how proteins function, particularly in relation to existing pharmaceutical compounds, in order to identify new targets for medical intervention. REPRORI's 5 year proteomics initiative is considered to be of key importance in the Japanese biotechnology industry and has earned further grant support from the Japanese Ministry of Economy, Trade and Industry. Recent independent market research forecasts the world proteomics market to be worth US$5.6 billion by 2005* and the Japanese Government has already invested significant funds in a Protein Function Analysis project in which Biacore's Japanese subsidiary Biacore KK is involved.

"We have chosen Biacore technology to support this important research program as we believe that it is one of the most advanced technologies available today for understanding molecular interactions at the detailed level we require," commented Dr Renpei Nagashima, President of REPRORI and Advisor at Chugai Pharmaceutical Co., Ltd.

"For companies to really accelerate the drug discovery process they need access to very high quality, accurate binding kinetics data in real time. Our latest system, Biacore®S51, has been specifically engineered to allow researchers to get the greatest insight possible into how low molecular weight drug molecules interact with their target proteins in a single experiment. We are pleased that our technology has achieved such recognition in Japan, a country well known for making significant contributions to technology development," said Dr Ulf Jönsson, President and CEO of Biacore International AB.

Biacore®S51 is the first commercially available system from its new Series S technology platform. It has been developed in collaboration with industry leaders, including Millennium Pharmaceuticals, SmithKline Beecham and Pharmacia Corporation, and provides high quality, quantitative data regarding binding kinetics, affinity, concentration and specificity of biomolecular interactions.

– Ends –

Cautionary Statement

This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, which, by their nature, involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

About Biacore

Biacore is a global market leader in Surface Plasmon Resonance (SPR) technology based systems with its own sales operations in the U.S., across Europe, Japan, Australia and New Zealand. A strong patent portfolio protects Biacore's SPR technology, which gives unique real-time insights into biomolecular interactions. Target groups for the Company's products consist primarily of medical and life science research laboratories and pharmaceutical and biotechnology companies around the world. Biacore is focusing on drug discovery and development as its prime areas for future growth. The Company currently has seven systems on the market, the most important of which are: Biacore® S51 for applications downstream of high-throughput screening (HTS) including rapid characterization of HTS hits, and the comprehensive pre-clinical evaluation of lead compounds, and Biacore® 3000, which offers flexibility in key life science research and drug discovery applications upstream of HTS. The recently introduced Biacore® C is specifically designed for compliant concentration analysis of biopharmaceuticals in GLP/GMP applications. A new SPR array chip system, which will provide higher information content is expected to reach the market in 2004.

Based in Uppsala, Sweden, the Company is listed on Stockholmsbörsen and Nasdaq in the U.S. In 2001 the Company had sales of SEK 544 million and an operating income of SEK 64 million.

Further information on Biacore can be found on the web: www.biacore.com

Address and phone: *Biacore International AB*
Rapsgatan 7, SE-754 50 Uppsala, SWEDEN
Phone: +46 (0)18-67 57 00 Fax: +46 (0)18-15 01 10
e-mail: info@biacore.com

The following information was kindly supplied by REPRORI:

About REPRORI

REPRORI was founded May 2001 by joint collaboration of Ajinomoto, Sumitomo Chemical, Dainippon Pharmaceutical, Chugai, Teijin, Nippon Shinyaku, Hitachi Chemical, Hitachi, Fujisawa, and Mochida. It was later joined by Nippon Kayaku. Its purpose is to obtain the knowledge base for generation of new drugs that would satisfy unmet medical needs by studying the interactions between 800 commonly used small molecule drugs and 6,000 proteins prepared from corresponding full length human cDNAs. These cDNA molecules are selected from 30,000 full length human cDNAs that have been accumulated by Helix Research Institute (Kisarazu, Japan), Institute of Medical Sciences, University of Tokyo, and Kazusa DNA Research Institute. REPRORI receives its research funds from the Ministry of Economy, Trade and Industry as well as from the participating companies.

Address and phone: *Reverse Proteomics Research Institute Co., LTD.*
2-6-7, Kazusa-Kamatari, Kisarazu, Chiba, 292-0812, Japan
Phone: +81(0)438-52-3975 Fax: +81(0)438-52-3986

* Frost & Sullivan Proteomics Profiles Report – 6390-55

BIACORE

HALF-YEAR REPORT JANUARY - JUNE 2002

- Biacore's sales in the second quarter of 2002 increased by 26% to SEK 154.6 million (122.4). Sales were strong in both the Americas and Asia-Pacific. Half-year sales increased by 16% to SEK 295.9 million (254.9).
- Biacore's earnings per share rose by 88% to SEK 0.75 (0.40) in the second quarter of 2002. This improvement was the result of the growth in sales, careful control of costs and the payment from Thermo BioAnalysis Corp for damages awarded for its infringement of Biacore's surface chemistry patent in the U.S. However, the Company has become increasingly concerned about the deteriorating conditions within the general biotech early-stage community and has decided to make a SEK 14.2 million provision against its entire equity portfolio in this sector. Earnings per share in the first half-year 2002 increased by 27% to SEK 2.92 (2.30).
- The second quarter saw the first sales of the Company's new Biacore®C system. This system, which is used for manufacturing quality control applications, extends further Biacore's product offering to the pharmaceutical/biotech industry.
- The development of Procel, the new cell-based assay system which is based on technology acquired from Axiom Biotechnologies Inc., is making good progress and is on schedule to be launched before the end of 2002. The new Procel system is designed to complement Biacore®S51 and will provide Biacore with a highly competitive offering in the field of lead optimization.
- Based on market developments in the second quarter, where there are clear signs of a slowdown in purchasing by the pharmaceutical industry, and the recent weakening of the U.S. dollar, Biacore now expects its sales to increase by approximately 15% in 2002. The Company had previously forecast that its sales would rise by approximately 20% in 2002. Apart from this revision of sales expectations, the forecast published in the interim report January-March 2002 is unchanged: After major investments during 2001, combined marketing and administration costs are expected to increase by no more than 10% in 2002. In addition to the Company's on-going level of R&D spending, which is targeted at 15% of sales, Biacore plans to invest in the region of SEK 35 million in 2002 on commercializing its SPR array chip technology.

	January - June			April - June		
	2002	2001	Change	**2002**	2001	Change
Sales, SEK million	**295.9**	254.9	16%	**154.6**	122.4	26%
Operating income, SEK million	**61.8**	29.2	112%	**32.2**	3.4	847%
Operating margin, %	**21**	11		**21**	3	
Income after financial items, SEK million	**50.7**	34.0	49%	**19.5**	6.0	225%
Earnings per share, SEK	**2.92**	2.30	27%	**0.75**	0.40	88%

OPERATIONAL REVIEW JANUARY-JUNE 2002

Amounts stated in this report pertain to the Biacore Group, unless indicated otherwise. Figures in parentheses refer to the corresponding period in 2001.

Biacore's sales increased by 26% in the second quarter of 2002 to SEK 154.6 million (122.4). This represents a sharp increase on the growth seen in the first quarter when sales rose by 7%. Sales to the Company's core academic customers were strong, offsetting a slowdown in purchases by the pharmaceutical and biotechnology industries. Sales in the first half of 2002 increased by 16% to SEK 295.9 million (254.9). Excluding currency effects, sales in the first half-year 2002 increased by 13%.

Biacore®3000 continues to be the Company's best selling product. This flexible system is used for applications in the critical areas of drug discovery upstream of high-throughput screening (HTS), including target identification and validation, and assay development for HTS. The system is also the Company's key product offering to academic customers in Biacore's core basic life science research market. In key academic centers and institutes around the world Biacore®3000 is used to solve a wide range of biological research problems especially in the field of proteomics.

The second quarter of 2002 saw further sales of the Company's new Biacore®S51. This new system has been designed for lead optimization and certain specific ADME applications, two of the key problem areas faced by the drug discovery industry. The second quarter also saw the first sales of Biacore®C, which is used for manufacturing quality control applications.

Sales were divided geographically as follows:

	January-June			April-June		
SEK million	**2002**	2001	Change	**2002**	2001	Change
Americas	**147.1**	128.8	14%	**80.8**	54.7	48%
Europe	**67.0**	62.6	7%	**36.5**	39.8	-8%
Asia-Pacific	**81.8**	63.5	29%	**37.3**	27.9	34%

Sales growth in the second quarter was strongest in the Americas where sales rose by 48%. This represents a sharp pick-up from the first quarter when sales declined by 11%. Sales also grew strongly in Asia-Pacific with revenues up 34%. Sales in Europe however failed to maintain the positive momentum seen in the first quarter and steps are now being examined to improve Biacore's sales capabilities in this key market.

The 83% gross margin achieved in the first half of 2002 was consistent with prior periods.

In line with its forecasts, the second quarter saw the Company costs increase more slowly than sales. Total costs for marketing, administration and research and development increased by 12% to SEK 107.4 million (96.0) in the second quarter. Marketing and sales costs increased by 16% to SEK 55.6 million (47.8), while administration costs rose by 5% to SEK 19.5 million (18.5).

R&D spending amounted to SEK 32.3 million (29.7) in the second quarter, an increase of 9%. The decrease of R&D costs by 1% during the first half-year 2002 resulted from the decline in outsourced costs associated with the development of the Biacore®S51 and Biacore®C, which were launched in the second half of 2001. During the second quarter

SEK 8.8 million (8.0) was spent to commercialize Biacore's unique SPR array chip technology. In 2002, Biacore expects to spend in the region of SEK 35 million on this project. SEK 29.9 million was invested in this project during 2001.

The Company's control of costs plus the impact of the Thermo patent payment, SEK 19.6 million, meant that Biacore's operating income for the second quarter amounted to SEK 32.2 million (3.4), an increase of 847%. Excluding the impact of the Thermo payment, operating income increased by 271% to SEK 12.6 million. The operating margin excluding the Thermo payment was 8% (3).

Currency differences amounted to SEK -8.4 million (2.0) in 'Other income and expenses' and SEK -0.1 million (0.3) in 'Financial items'.

Due to the deteriorating conditions within the general biotech early-stage community, Biacore has decided to make a SEK 14.2 million provision against its entire equity portfolio in this sector. Following this provision, Biacore's remaining exposure to this sector is SEK 12.6 million.

The tax charge for the second quarter was 63% (33) of income after financial items. This much higher tax rate is due to losses on equity investments only being deductible against gains on such investments. Biacore currently has no realized or unrealized gain on any such investment against which it could offset any loss. Excluding the impact of the provision, the tax rate was 36%, which was slightly higher than normal due to the geographical mix of the Company's profits.

Net income in the second quarter was SEK 7.4 million (4.0), giving an 88% increase in diluted earnings per share to SEK 0.75 (0.40). For the first half, diluted earnings per share increased by 27% to SEK 2.92 (2.30).

INVESTING ACTIVITIES

During the first half-year 2002, capital expenditures totaled SEK 9.0 million (15.4).

PERSONNEL

The 2002 Annual General Meeting of shareholders approved a five-year employee stock option program of maximum 80,000 Biacore shares with an exercise price of SEK 244.

At the end of June 2002, Biacore had 316 (277) permanent employees.

BUSINESS REVIEW

Improving The Economics of Drug Discovery and Development

Biacore's strategic focus is to maximize the potential of its unique SPR technology to improve the overall economics of the drug discovery and development process. This strategy is based on Biacore's belief that its SPR technology based systems can make a major contribution to improving the overall economics of the drug discovery and development process. This can be achieved both by generating important new insights into the biology of disease and by overcoming a number of the key bottlenecks faced by the pharmaceutical and biotechnology industries in the development of new medicines.

The increasing focus on all aspects of the drug discovery and development process has been a major factor in the success that Biacore has achieved over the last three years. This has led to growing sales to both our core academic customers as well as the pharmaceutical and biotechnology industries.

Generating New Insights to the Biology of Disease

Over the last two years the Company's Life Science Research business unit has put a great deal of effort into marketing the ability of Biacore's SPR technology based systems to help solve many of the important problems faced by academic scientists working on developing a much better understanding of the molecular causes of disease.

Key areas where Biacore has focused its marketing activities have included **Cancer,** where a major campaign, which was launched in 2001, has been updated in 2002. A new campaign highlighting the work that has been done in the field of **Neuroscience** was rolled out towards the end of the first quarter of 2002. This was further supported by a special SPR technology seminar entitled – "A Fundamental Tool in Neuroscience" which was held at the 3rd Forum of European Neuroscience in Paris in early July 2002.

The final and possibly the most important research area where Biacore is working to establish its position as a true global leader is **Proteomics.** This on-going marketing campaign has focused on two areas of proteomics research namely ligand fishing and protein interactions. Both of these areas are crucial to developing a clear understanding of disease and for identifying drug like structures that may prove worth exploring as potential drug candidates.

Collaboration with Bruker Daltonics makes Further Progress

Biacore intends to be a major participant in the current proteomics revolution. In order to help achieve this goal Biacore has formed a collaboration with Bruker Daltonics that is designed to combine:

- Biacore's SPR technology's ability to generate unique functional data on protein–protein or protein–ligand interactions, and;
- Bruker Daltonics' mass spectrometry (MS) expertise to identify and characterize these proteins of interest.

The combination of these technologies represents a significant commercial opportunity in the field of functional proteomics as it will enable drug discovery workers to quickly identify and characterize new targets that have been generated as a result of the major advances in the field of genomics.

Over the last few months significant progress has been made in achieving the collaboration's goals. Scientists from both companies have already successfully demonstrated the principle of the combined technique of SPR-MS using a model system. This work has started to be communicated to potential customers via a combination of conference support and a range of technical articles in key drug discovery journals such as The Biochemist, Pharma Genomics, BioForum International and Screening – Trends in Drug Discovery.

The Biacore Symposium

Biacore held its most successful Biacore Symposium to-date in Chicago, USA in May 2002. The theme of the symposium, which was attended by over 300 delegates from more than 20 countries, was *"Real Time Progress Into the New Millennium."*

The Biacore Symposium is designed to provide an international forum on biosensor technology for scientists representing industry and academia to discuss new applications of its Surface Plasmon Resonance (SPR) technology for analysis of biomolecular interactions.

Presenting at the Symposium were industry leaders and scientists from organizations including Roche Pharmaceuticals, Amgen, Millennium Pharmaceuticals, Boehringer Ingelheim, GlaxoSmithKline, the U.S. National Cancer Institute, Cambridge University and the University of Strasbourg.

Delegates spoke on topics including cancer and HIV research, predictive toxicology, small molecule research and immunological quality assurance/quality control. Close to 70 posters were presented, covering a wide array of SPR applications.

Developing High Quality Drug Candidates

In parallel to generating clearer insights into the causes of disease, Biacore's SPR technology based systems are being used by pharmaceutical and biotechnology companies to discover and develop better drugs for the treatment of a wide range of diseases.

Biacore®S51 Continues to Gain Market Acceptance

A key element of Biacore's pharmaceutical/biotechnology industry strategy is the development of systems focused on key applications for this customer group. Biacore®S51 was introduced during the third quarter of 2001 and has been well accepted by customers in both the pharmaceutical and biotechnology industries. Sales in the second quarter of 2002 were strongest in the Americas despite signs of a slowdown in research spending by the major pharmaceutical companies. In early July the Company announced that the Reverse Proteomics Research Institute, Co., Ltd (REPRORI), a consortium of 11 major Japanese companies involved with pharmaceutical development, had purchased a Biacore®S51.

Biacore®S51 has been specifically designed for lead optimization and certain ADME applications, two of the key problem areas faced by the drug discovery industry downstream of HTS. Biacore®S51 is an important addition to Biacore's product line-up for pharmaceutical and biotechnology customers as it complements Biacore®3000. The key benefits of Biacore®S51 are its high sensitivity, the high-quality data that it generates and its higher-throughput capabilities, which are matched to the applications for which it has been designed.

Biacore®C System Targeting QC Applications

The second quarter saw the continuation of the marketing campaign for the new Biacore®C system. This system is designed for rapid concentration analysis in drug development, manufacturing quality control (QC) and in-process control applications.

Biacore®C is the first SPR-based system for QC applications, designed specifically for compliance with regulatory requirements.

Reaction to this system has been positive with major pharmaceutical companies in North America, Europe and Japan, as well as a number of key regulatory agencies, showing interest in the system. In the second quarter this interest was successfully turned into sales, despite clear signs of a slowdown in purchasing by major pharmaceutical and biotechnology companies.

Procel – Cell-based Assay System Moves Ahead

A further element of Biacore's strategy is to broaden its overall technology offering to the drug discovery and development industry. In the second half of 2001, Biacore acquired an exclusive license to the majority of the proprietary fluorescent cell-based assay technology developed by the U.S. company Axiom Biotechnologies Inc. This acquisition was made to enable Biacore to speed up the commercialization of this important technology, which is complementary to the Company's own molecular-based assay systems.

The development of this new cell-based assay system, which is to be called Procel, is making good progress. The system is now undergoing beta testing and is on schedule to be launched before the end of 2002. The new Procel system is designed to complement Biacore®S51 and will provide Biacore with a highly competitive offering in the field of lead optimization. Biacore expects that the combination of these two systems will provide researchers with detailed information on the biological activity of potential drug candidates in a competitive timeframe and to a depth and quality superior to existing analytical instrumentation. The complementary nature of these two products will also provide Biacore with significant synergies in sales and marketing.

SPR Array Chip Technology Systems On Track

Biacore's unique SPR array chip technology is a key element of the Company's medium term growth ambitions. This technology represents an important breakthrough as it has the potential to increase significantly the number of detailed biological evaluations that can be performed by research and development scientists each day. The dramatic increase in the high quality information that can be generated using this new technology will allow Biacore to become a major player in the proteomics revolution, one of the most important areas of life science research.

In July, Biacore signed another important collaborative deal to move this technology forward with the U.S. company BD Biosciences Pharmingen. Biacore views this latest agreement as complementary to its earlier collaboration with Millennium Pharmaceuticals Inc., bringing additional biological expertise into the SPR array chip development program.

The collaboration with BD Biosciences Pharmingen provides access to antibodies and reagents to support Biacore's technology platform specifically for the protein array market. BD Biosciences Pharmingen is a leader in the manufacture of monoclonal antibodies, protein expression systems and recombinant proteins using advanced bioprocessing techniques. It is part of BD Biosciences, one of the world's largest businesses supporting the life sciences.

Under the agreement, Biacore will be responsible for supplying instrumentation and expertise in the area of SPR detection and array technology. BD Biosciences Pharmingen will characterize and validate antibodies for SPR analysis and provide access to reagents for evaluation on the SPR array chip platform. In addition, BD Biosciences Pharmingen and Biacore will collaborate on identifying new applications for the Biacore array platform.

Biacore's on-going collaboration with Millennium Pharmaceuticals Inc. to develop its unique SPR array chip technology is progressing well. Input from the scientists at Millennium on potential applications and the needs of the drug discovery industry have enabled the combined team to focus its R&D efforts on the key array technology formats that will meet the demands of this customer group. It is envisaged that the first SPR array chip format to be commercialized will be a small array that is designed to meet the requirements of customers whose activities include proteomics as well as applications downstream of HTS. Biacore expects its first SPR array chip technology system to reach the market in 2004.

Biacore is confident that the successful development of its new SPR array chip technology will provide both academic and pharmaceutical/biotechnology industry customers with a unique tool to explore protein function, to evaluate the vast number of proteins identified from genomic research as potential therapeutic targets and to further improve Biacore's offering in the area of lead optimization.

In 2002, Biacore expects to spend approximately SEK 35 million on commercializing its SPR array chip technology. In 2001, the spending on SPR array chip technology amounted to SEK 29.9 million. This investment in SPR array chip technology is in addition to the Company's on-going level of R&D spending, which is targeted at approximately 15% of sales.

Future Growth Prospects Remain Positive

Looking ahead Biacore remains confident of its growth potential. However, recent purchasing patterns by the pharmaceutical industry suggest that, in the short term, there may be a slowdown.

The Company's confidence in its overall future prospects is based on:

- The long-term growth that can be expected from its pharmaceutical and biotechnology customers through the continuing success of Biacore®3000 and the new systems, Biacore®S51 for lead optimization and Biacore®C for quality control applications. This product offering is expected to be further enhanced with the launch of the Procel system later this year.
- The continuing opportunities for the Company's business with its key academic customers as a result of its marketing campaigns in the fields of cancer and neuroscience along with the growing recognition of the value of SPR technology in the field of proteomics.
- The potential of the Company's new SPR array chip technology, which will allow Biacore's technology to be used for a broad range of applications across the whole of the drug discovery and development process where throughput is a key consideration.

These factors allied to Biacore's strong financial position, broad patent portfolio and the determination and experience of the Biacore staff and management team should result in further value being created for our shareholders over the medium term.

ACCOUNTING PRINCIPLES

This interim report has been prepared in accordance with the Swedish Financial Accounting Standards Council's Statement No. 20 (RR 20), Interim Financial Reporting.

PARENT COMPANY

Biacore International AB handles group wide functions and provides certain intercompany services but has no other business of its own. Sales during the first half-year 2002 amounted to SEK 1 million (3) and income after financial items was SEK -11 million (-22).

QUARTERLY SALES VARIATIONS

Biacore's total sales during the period 1999-2001 were divided between the quarters as follows:

Quarter 1	22%	Quarter 3	20%
Quarter 2	22%	Quarter 4	36%

OUTLOOK FOR THE FULL-YEAR 2002

Based on market developments in the second quarter, where there are clear signs of a slowdown in purchasing by the pharmaceutical industry, and the recent weakening of the U.S. dollar, Biacore now expects its sales to increase by approximately 15% in 2002. The Company had previously forecast that its sales would rise by approximately 20% in 2002. Apart from this revision of sales expectations, the forecast published in the interim report January-March 2002 is unchanged: After major investments during 2001, combined marketing and administration costs are expected to increase by no more than 10% in 2002. In addition to the Company's on-going level of R&D spending, which is targeted at 15% of sales, Biacore plans to invest in the region of SEK 35 million in 2002 on commercializing its SPR array chip technology.

Uppsala, Sweden, July 22, 2002
BIACORE INTERNATIONAL AB (publ)
Ulf Jönsson
President and CEO

This interim report has not been subject to examination by the Company's auditors.

FINANCIAL INFORMATION

Biacore plans to release its interim report for January-September 2002 on October 23, 2002.

Biacore is a global market leader in Surface Plasmon Resonance (SPR) technology based systems with its own sales operations in the U.S., across Europe, Japan, Australia and New Zealand. A strong patent portfolio protects Biacore's SPR technology. Target groups for the Company's products consist primarily of medical and life science research laboratories and pharmaceutical and biotechnology companies around the world. Biacore is focusing on drug discovery and development as its prime areas for future growth. Based in Uppsala, Sweden, the Company is listed on the Stockholm Stock Exchange and Nasdaq in the U.S.

This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 which, by their nature, involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

For further information, please contact:

Dr Ulf Jönsson, President, Phone +41 (0)79 668 8336
Lars-Olov Forslund, CFO, Phone +41 (0)79 347 9900
Jan Isoz, Investor Relations, Phone +46 (0)708 10 31 17

More information on Biacore is available at the Company's website: www.biacore.com
(SSE: BCOR; Nasdaq: BCOR; Reuters: BCOR.N)

Biacore Consolidated Income Statements

	January-June			April-June			Full year
SEK million	2002	2001	Change	2002	2001	Change	2001
Sales	**295.9**	**254.9**	16%	**154.6**	**122.4**	26%	**543.7**
Cost of goods sold	-49.5	-47.4	4%	-25.1	-23.8	5%	-99.8
Marketing	-98.5	-86.8	13%	-55.6	-47.8	16%	-188.7
Administration	-35.5	-41.5	-14%	-19.5	-18.5	5%	-86.7
Research and development	-54.6	-54.9	-1%	-32.3	-29.7	9%	-104.7
Other income and expenses	6.3	7.4		11.2	2.1		5.3
Amortization of goodwill	-2.3	-2.5		-1.1	-1.3		-5.0
Operating income	**61.8**	**29.2**	112%	**32.2**	**3.4**	847%	**64.1**
Financial items, net	-11.1	4.8		-12.7	2.6		13.8
Income after financial items	**50.7**	**34.0**	49%	**19.5**	**6.0**	225%	**77.9**
Income taxes	-22.3	-11.0		-12.2	-2.0		-27.6
Minority interest	0.5	-		0.1	-		-
Net income	**28.9**	**23.0**		**7.4**	**4.0**		**50.3**
Basic earnings per share, SEK	2.96	2.36		0.75	0.41		5.16
Diluted earnings per share, SEK	2.92	2.30		0.75	0.40		5.04
No. of shares, average, diluted, thousands	9,909	9,982		9,896	10,023		9,981
Net income	28 9	23.0		7.4	4.0		50.3
Stock options issued	-	12.8		-	12.8		18.2
Currency translation differences	-13.6	10.6		-11.5	5.3		6.6
Change in shareholders' equity	15.3	46.4		-4.1	22.1		75.1

Quarterly Income Statements

	April-June	Jan.-March	Oct.-Dec.	July-Sept.	April-June	Jan.-March
SEK million	2002	2002	2001	2001	2001	2001
Sales	**154.6**	**141.3**	**175.0**	**113.8**	**122.4**	**132.5**
Cost of goods sold	-25.1	-24.4	-32.1	-20.3	-23.8	-23.6
Marketing	-55.6	-42.9	-56.3	-45.6	-47.8	-39.0
Administration	-19.5	-16.0	-28.3	-16.9	-18.5	-23.0
Research and development	-32.3	-22.3	-27.0	-22.8	-29.7	-25.2
Other income and expenses	11.2	-4.9	-4.3	2.2	2.1	5.3
Amortization of goodwill	-1.1	-1.2	-1.3	-1.2	-1.3	-1.2
Operating income	**32.2**	**29.6**	**25.7**	**9.2**	**3.4**	**25.8**
Financial items, net	-12.7	1.6	2.0	7.0	2.6	2.2
Income after financial items	**19.5**	**31.2**	**27.7**	**16.2**	**6.0**	**28.0**
Income taxes	-12.2	-10.1	-11.0	-5.6	-2.0	-9.0
Minority interest	0.1	0.4	-	-	-	-
Net income	**7.4**	**21.5**	**16.7**	**10.6**	**4.0**	**19.0**
Basic earnings per share, SEK	0.75	2.21	1.71	1.09	0.41	1.95
Diluted earnings per share, SEK	0.75	2.17	1.68	1.07	0.40	1.91
No. of shares, average, diluted, thousands	9,896	9,918	9,957	9,930	10,023	9,943

Sales by region

	Jan.-June	**Jan.-June**	April-June	Jan.-March	Oct.-Dec.	July-Sept.	April-June	Jan.-March
SEK million	**2002**	**2001**	2002	2002	2001	2001	2001	2001
Americas	**147.1**	**128.8**	80.8	66.3	63.4	57.1	54.7	74.1
Europe	**67.0**	**62.6**	36.5	30.5	63.5	24.9	39.8	22.8
Asia-Pacific	**81.8**	**63.5**	37.3	44.5	48.1	31.8	27.9	35.6
	295.9	**254.9**	**154.6**	**141.3**	**175.0**	**113.8**	**122.4**	**132.5**

Biacore Consolidated Balance Sheets

SEK million	June 30 2002	June 30 2001	Dec. 31 2001
Intangible assets	80.9	33.6	84.3
Property, plant & equipment	105.6	94.7	107.6
Long-term investments	22.4	68.0	40.5
Other long-term assets	25.4	24.1	28.7
Other current assets	245.3	221.5	249.0
Liquid funds	285.0	266.4	220.8
Total assets	**764.6**	**708.3**	**730.9**
Shareholders' equity	584.5	540.5	569.2
Minority interest	0.9	-	-
Provisions	66.6	57.0	64.2
Liabilities	112.6	110.8	97.5
Total shareholders' equity and liabilities	**764.6**	**708.3**	**730.9**

Financial structure

Operating capital	311.6	232.7	336.5
Long-term investments	22.4	68.0	40.5
Net interest-bearing assets	251.0	236.0	193.1
Net payable and deferred income tax asset	0.4	3.8	-0.9
Minority interest	-0.9	-	-
Shareholders' equity	**584.5**	**540.5**	**569.2**

Biacore Consolidated Statements of Cash Flows

SEK million	January-June 2002	January-June 2001	Full year 2001
Net income	28.9	23.0	50.3
Less: Depreciation and amortization	12.0	9.5	20.5
Change in working capital	17.3	-27.8	-53.9
Other	11.1	6.6	1.4
Cash flows from operating activities	**69.3**	**11.3**	**18.3**
Purchase of intangible assets	-1.0	-2.3	-57.5
Purchase of property, plant and equipment	-9.0	-15.4	-40.0
Proceeds from sale of long-term investments	-	-	32.2
Cash flows from investing activities	**-10.0**	**-17.7**	**-65.3**
Change in financial liabilities	4.9	5.0	-
Cash flows from financing activities	**4.9**	**5.0**	**0.0**
Net change in liquid funds	**64.2**	**-1.4**	**-47.0**

Key figures

Operating margin	20.9%	11.5%	11.8%
Return on operating capital	38.1%	27.7%	24.4%
Return on equity	10.0%	8.9%	9.5%
Equity ratio	77%	76%	78%
Shareholders' equity per share, diluted, SEK	59.00	54.03	56.96
No. of shares, thousands	9,750	9,750	9,750
No. of shares, end of period, diluted, thousands	9,906	10,004	9,993
No. of shares, average, diluted, thousands	9,909	9,982	9,981

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Biacore International AB (publ)

By: ______________________________
Name: Lars-Olov Forslund
Title: Chief Financial Officer

Dated: August 13, 2002